UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

(Amendment No. 1)*

 Under the Securities Exchange Act of 1934

Energy XXI Ltd
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
G10082140
(CUSIP Number)
Mr. Jonathan Fiorello Mount Kellett Capital Management LP 280 Park Avenue, 4th Floor East New York, New York 10017 (212) 588-6100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10082140
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Mount Kellett Capital Management LP
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	5,923,158*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	5,923,158*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,923,158*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 6.3%*
14. Type of Reporting Person (See Instructions): IA

*As of April 9, 2015 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold an aggregate of 5,923,158 shares of common stock, par value $0.005 per share (the “Common Stock”), of Energy XXI Ltd, a company organized under the laws of Bermuda (the “Company”).  The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds.  Based on the Company’s Quarterly Report for the period ended January 30, 2015, filed on Form 10-Q with the U.S. Securities and Exchange Commission on February 9, 2015, there were 94,388,409 shares of Common Stock issued and outstanding.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 6.3% of the Common Stock issued and outstanding as of the Filing Date.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following after the fourth paragraph thereof:

Effective as of March 31, 2015, Norman Louie is no longer employed by, or serves as a Managing Director of, the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and replaced with the following:

As of April 9, 2015 (the “Filing Date”), the Funds hold 5,923,158 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the period ended January 30, 2015, filed on Form 10-Q with the U.S. Securities and Exchange Commission on February 9, 2015, there were 94,388,409 shares of Common Stock issued and outstanding. Thus, for the purposes of Rule 13d-3 under the 1934 Act, the Reporting Person is deemed to beneficially own 6.3% of the Common Stock issued and outstanding as of the Filing Date.

In the period commencing sixty (60) days prior to March 31, 2015, the date of the event which required the filing of this Schedule 13D Amendment No. 1, and ending on the Filing Date, there were no transactions in Common Stock or securities convertible into, exercisable for or exchangeable for, Common Stock, by the Reporting Person, or any other person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2015

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).